UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

CIK # 878518

as at September 16, 2009

TASEKO MINES LIMITED
800 West Pender Street, Suite 1020
Vancouver , British Columbia
Canada V6C 2V6

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or
Form 40-F.

Form 20-F...X.... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No .....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By: /s/ Russell E. Hallbauer
Director and Chief Executive Officer

Date: September 17, 2009

Print the name and title of the signing officer under his signature.

Ste.1020-800 West Pender Street
Vancouver, BC V6C 2V6
Tel: 778-373-4545
Fax: 778-373-4534
Toll Free: 1-800-667-2114
www.tasekomines.com

NEWS RELEASE

TASEKO MINES NOW A SIGNIFICANT SHAREHOLDER IN COPPER MOUNTAIN
MINING CORPORATION EXPRESSES CONCERNS OVER COPPER MOUNTAIN 'S HIGHLY DILUTIVE FINANCING

September 16, 2009 - Taseko Mines Limited (TSX: TKO; AMEX: TGB) (the "Company") announced today that as a significant shareholder of Copper Mountain Mining Corp. ("Copper Mountain") it has expressed concerns to Copper Mountain over its highly dilutive $1.15 brokered financing (the "Brokered Financing") announced today.

Taseko advises that on September 15, 2009 it delivered a written share exchange merger proposal to the Copper Mountain Board which valued Copper Mountain at a large premium to the Brokered Financing announced by Copper Mountain today. The Brokered Financing will only net Copper Mountain less than $1.10 per share and will result in well over 130% dilution to its shareholders.

The Taseko offer also included an unconditional and immediate cash financing of $10 million at a similar premium price per Copper Mountain share relative to the Brokered Financing. Taseko plans to take legal steps to try to subject the Brokered Financing to a Copper Mountain shareholders' vote. Other concerned Copper Mountain shareholders are invited to contact Taseko at the numbers below.

Russell Hallbauer, Taseko President and Chief Executive Officer commented: "We believe the $1.15 brokered financing badly undervalues Copper Mountain and we were astonished that our offer was not properly responded to before the brokered deal was priced. We see this as a large loss of value for the current Copper Mountain shareholders and we intend to do what we can to allow Copper Mountain shareholders to have a voice in this."

For further information, contact Peter Mitchell, Chief Financial Officer - 778-373-4545, toll free 1-800-667-2114.

No regulatory authority has approved or disapproved of the information contained in this news release.

Forward Looking Statements

This release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include capital market conditions, commodities market prices, exploitation and exploration successes, lack of continuity of mineralization, completion of the mill upgrade on time estimated and at scheduled cost, continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and that actual results or developments may differ materially from those projected in the forward looking statements. For more information on the Company, Investors should review the Company's annual Form 40-F filing with the United States Securities and Exchange Commission or the Company's home jurisdiction filings at www.sedar.com.